INTEROIL CORPORATION

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON TUESDAY, JUNE 22, 2010

TO THE SHAREHOLDERS OF INTEROIL CORPORATION:

Notice is hereby given that the annual and special meeting (the "Meeting") of shareholders of InterOil Corporation ("InterOil") will be held in the Prince Conference Center, Calvin College, 1800 East Beltline SE, Grand Rapids, Michigan, United States on Tuesday, June 22, 2010 at 10:00 a.m. (Eastern time).  The purposes of the Meeting are:

1.	to receive the audited financial statements of InterOil for the year ended December 31, 2009, together with the Auditors' Report on those statements;

2.	to elect directors of InterOil for the next year;

3.	to appoint auditors for InterOil for the next year and to authorize the directors to fix their remuneration;

4.
to consider and, if thought fit, pass an ordinary resolution approving and ratifying InterOil’s shareholder rights plan, as amended as described in the accompanying Information Circular of InterOil dated May 19, 2010 (the "Information Circular"); and

5.	to transact such other business as may properly be brought before the meeting or any adjournment thereof.

Shareholders are referred to the accompanying Information Circular for more detailed information with respect to the matters to be considered at the Meeting.

Individuals, corporations or other persons directly registered with Computershare Investor Services Inc., ("Computershare") as shareholders of InterOil on May 17, 2010 ("Registered Owners") may attend the Meeting in person and vote.  Shareholders owning shares through a brokerage firm or in any other manner who are not directly registered with Computershare on May 17, 2010 ("Beneficial Owners") who wish to attend the Meeting and vote should enter their own names in the blank space on the Form of Proxy provided to them by their broker (or the broker's agent) and return that proxy to their broker (or the broker's agent) in accordance with the instructions provided by their broker (or agent), well in advance of the Meeting.  Registered and beneficial owners who do not wish to attend the Meeting or to vote their shares in person may be represented by proxy.  A person appointed as proxyholder does not need to be a shareholder of InterOil.  Shareholders who are unable to attend the Meeting in person are requested to date, sign and return the accompanying Form of Proxy (the "Proxy"), or other appropriate form of proxy, in accordance with the instructions set forth in the Circular.  For Registered Owners, the form of proxy will not be valid unless it is deposited at the offices of Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department, Facsimile: (416) 263-9524 or (866) 249-7775, not less than forty-eight (48) hours (excluding non-business days) before the Meeting, or any adjournment thereof.

Beneficial Owners should complete and return the form of proxy in accordance with the instructions provided therein.

Only persons registered as holders of Common Shares on the records of InterOil as of the close of business on May 17, 2010 are entitled to receive notice of the Meeting.

Dated this 19th day of May, 2010.	By the Order of the Board of Directors

President and Chief Executive Officer